ST JOE

THE ST. JOE COMPANY 2004 ANNUAL REPORT


HE THREE MOST IMPORTANT WORDS IN REAL ESTATE: L O C



On the cover: WindMark Beach, in Gulf County, stretches for approximately three-and-a-half-miles on the Gulf of Mexico.

This page: The setting for SummerCamp in Franklin County has a beauty and feel all its own.



l o c a



RiverCamps on Crooked Creek has
redefined a new way to live close to nature.



imagination

ideas that drive value

table of contents



The 2004 *Southern Living* Idea House at RiverCamps on Crooked Creek captures the essence of the RiverCamps lifestyle.



IF YOU DON'T KNOW JOE, YOU DON'T KNOW FLORIDA

Location, location, location.

They've been called the three most important words in real estate. As Florida's largest private landowner, these are words JOE lives by.

Consider that many of our nation's 76 million Baby Boomers call Florida their favorite destination.

Consider also that JOE owns a significant percentage of the coastal lands that remain available for development in Florida. The vast majority of Florida's coastal zone is either already developed or can never be developed.

With more than 800,000 acres in Florida – much of it near the Gulf of Mexico, JOE likes its location. A lot.

But nowadays, JOE believes the third most important word in real estate is imagination. The ability to conceive, create and build exceptional "true places" where people are drawn to live, work and escape.

JOE is an expert at "place-making" – the art and science of creating true places. JOE's town, resort, commercial and rural land development projects are planned to create value by transforming its timberlands into higher and better uses.

JOE vs. S&P 500: RELATIVE VALUE 12-31-96 thru 12-31-04*

(Includes reinvestment of dividends and distributions)


540
500
460
420
380
340
300
260
220
180
140
100
60
(Relative Value)
JOE
S&P 500
Dec. 1997
Dec. 1998
Dec. 1999
Dec. 2000
Dec. 2001
Dec. 2002
Dec. 2003
Dec. 2004

*Please see footnote at the bottom of page 40. Data: Bloomberg Information Services

One thing JOE is not imagining: the very real value that has been delivered to shareholders. In 2004, JOE generated a total return of 74 percent. Since 1997, JOE has returned 405 percent, compared to just 85 percent for the S&P 500. Clearly, JOE values imagination because imagination creates value.

If you believe in the power of imagination – and more importantly, if you believe in the future of Florida – you need to know JOE.



PETER S. RUMMELL
Chairman and CEO
The St. Joe Company

Dear Fellow Shareholders,

I was talking on the phone a couple of weeks ago when my 12-year-old daughter, Mahala, came in to ask me a question. She sat down and waited for me to get off – a polite switch from her usual approach of talking without regard to what else I may be doing.

I was talking to an old friend that I had lost track of, so we were comparing notes and catching each other up on about 10 years of history. Of course, a lot of my story was about JOE and what has been going on for eight years. I gave him the *Cliff Notes* version, which still took several minutes.

When I hung up, Mahala just looked at me, and I think trying to be helpful, said: "Dad, you need a new story. You have been telling the same story for the whole time we've been in Jacksonville. It's getting old!"

I laughed at the time and thanked her, but later started thinking about it. And the more I thought, the more I realized she was right, but telling the same story if it is a good one, is not a bad thing. In fact, it is a good thing.

During these past eight years at JOE, we've made some mistakes, dozens of mid-course corrections and lots of tactical edits and changes. But the premise we started with is still in place, and more importantly, it is more valid today than when we started.

Those most familiar with JOE may feel like my daughter – that it's time for a new story. But I'm reminded of an old saying: "Repetition breeds comprehension." I think Wall Street is just beginning to grasp the power of the JOE story. And that is a very good thing.

JOE's story remains a simple one: Hundreds of thousands of acres of high-quality coastal land bought years ago very cheaply and concentrated primarily in Northwest Florida. Wealthy, transitioning Baby Boomers seeking quality coastal towns and resorts, especially in Florida. And a talented management team dedicated to creating authentic, organic, original places through a process called place-making.

We've long believed the combination of these factors could trigger the creation of significant value and quality places for many years to come.

Delivering Extraordinary Value

By any measure, 2004 has been a great year for JOE and our shareholders. We delivered outstanding value to shareholders, while continuing to build a strong foundation for future value.

For the year, JOE delivered shareholders a total return of 74 percent. From the start of 1997 through the end of 2004, JOE's value creation strategy has provided a total return of 405 percent compared to the S&P 500's 85 percent.

Equally important, we made solid progress gaining new land-use entitlements, creating a storehouse of future value. At the end of 2004, we had land-use entitlements for nearly 30,000 units either in hand or in progress.

We've been told that location is the single most important factor in determining real estate value. That may be true, but I believe we are entering an era where the imagination of the developer has become a very close second.

Looking back, three significant accomplishments stand out in 2004:

First, all challenges to the land-use changes in the West Bay Sector were resolved, furthering the potential relocation of the Panama City-Bay County International Airport. At year's end, the Federal Aviation Administration (FAA) released its draft Environmental Impact Statement (EIS), which took a favorable view of the possibility of relocation. While there are additional steps before a decision can be reached, the FAA expects to issue a final Record of Decision on the EIS by the end of 2005.

Second, during 2004 JOE closed its most significant commercial transaction to date. Simon Property Group, one of the nation's largest retail developers, purchased 93 acres and entered into a development agreement at Pier Park in Panama City Beach. News of the transaction has attracted tremendous interest from national and regional commercial users and raised Northwest Florida's profile to new heights.

And third, JOE received approval for two significant Development of Regional Impact (DRI) land-use entitlements, establishing a key part of our pipeline for years to come. They include the DRIs for WindMark Beach in Gulf County and RiverTown in St. Johns County. In addition, land-use entitlements were received for WaterSound West Beach in Walton County and Perico Island in Manatee County. All together, these projects include more than 7,000 units and they represent a significant part of JOE's next generation of value creation.

Overall, we are very pleased with the value we delivered and the progress we made in 2004. Considering the demographic shift of Baby Boomers that has just begun, we believe JOE is well positioned to deliver value for many years to come.

JOE's Florida: Powered By Imagination

For decades, we've been told that location is the single most important factor in determining real estate value. That may be true, but I believe we are entering an era where the imagination of the developer has become a very close second.

I have long said that place-making – the art and science of creating true places – is the greatest challenge in real estate development today. How do you take a parcel of land, transform it into a place and in the process, create real enduring value for everyone involved?

Many developers, burdened by debt and driven by the desire to turn a quick profit, build the same development in place after place without respect for the natural qualities of the land or local circumstances. Once they find a formula, they repeat it until it loses its appeal. Then they move on to their next trick, which they repeat until it too wears out.

We can afford to approach development very differently, because for us, there's no significant interest rate clock

TOTAL RETURN TO SHAREHOLDERS: 1-YEAR and 8-YEAR



74%
31%
5%
11%
9%
1-YEAR (Dec. 31, 2003 thru Dec. 31, 2004)
405%
151%
94%
85%
74%
8-YEAR* (Dec. 31, 1996 thru Dec. 31, 2004)
JOE
MS REIT
DJIA
S&P 500
NASDAQ

*Please see footnote at the bottom of page 40. Data: Bloomberg Information Services

At its most elemental, land is a commodity product. The better we understand our land, the better we are at shaping it and creating places that are the exact opposite of a commodity – special, true, unique.

ticking. We have the benefit of low-basis, high-quality land holdings. And because our land holdings are so concentrated, we work hard to create projects of lasting and increasing value – because we know every project we do impacts the value of our next project.

JOE's long-term value creation strategy requires us to thoughtfully and creatively plan and develop unique projects that respond directly to the land, local building traditions, local culture and the many other factors that create a sense of place. Our goal is for JOE projects to seem as though they've always been there.

Others build developments – JOE creates places.

But how do we do that? How does JOE move beyond the sameness that plagues so many other developers? It begins with a deep understanding of the land, acre by acre. Our team has walked miles and miles of our land to deepen our understanding of it. We've found that a close relationship with the land provides deep insights into its best use.

The better we understand our land, the better we understand people's dreams and aspirations, the more we find new uses for our land and new places to create. The development this year of RiverCamps is just one example.

INDIVIDUALS BETWEEN AGES 45 AND 64

Corresponds to number of births in millions. Estimate based on number of births from corresponding birth year. Does not account for deaths or migration.



(In Millions)
80
75
70
65
60
55
50
45
40
1984
1994
2004
2014
2024
2034

Source: National Center for Health Statistics, U.S. Dept. of Health and Human Services; Permar Inc., 2004

Record numbers of Baby Boomers are reaching the prime age for buying second or vacation homes.

The places we developed in our first eight years are the engines for JOE's earnings today, and many of them will produce earnings for years to come. We continue to work hard, developing the creative foundation for new towns, resorts and places. Some are nearly ready for the market, while others are ideas just starting their journey.

New Challenges, New Opportunities

Mahala had a good point when she observed that JOE's story has not changed since our family moved to Jacksonville. JOE's story may not have changed, but as we enter the next chapter, the challenges and opportunities are new. We are focused, in particular, on three challenges:

The first is managing inventory to maximize value.

For the last several years, we talked about the opportunity the Baby Boomer generation presents for us. We believe we are seeing the beginning of a strong trend of increasing demand for quality places in Florida.

At the same time, we are seeing very real infrastructure improvements in Northwest Florida – improved transportation and health care, strengthening of local economies and job creation. These very real improvements are making Northwest Florida an even more attractive place to live.

Consequently, we put a great deal of effort into managing our inventory to take advantage of the region's improving infrastructure and increasing values. It's a good problem to have, and one we spend a lot of time analyzing.

Our second challenge is to continue to create great places where people will want to live, work and escape.

Our first-generation projects – places like WaterColor, WaterSound Beach, SouthWood and Victoria Park – have demonstrated our place-making ability and established our credibility with potential customers.

Our second-generation projects are now about to enter



KEVIN M. TWOMEY
President and COO
The St. Joe Company

the pipeline. Places like WaterSound, WindMark Beach, SummerCamp and RiverTown will be coming to market over the next few years and their impact will be felt over the next 7 to 10 years and beyond.

The challenge we face today is to identify the places that will be delivering value 10 to 20 years from now. The large scale, long-term land-use plans that we have been working on for West Bay and St. James Island are just two examples of this process.

The strategic planning that leads to long-term land-use plans has become a core expertise for us. We continue working to improve it at every level: land analysis and classification, land-use planning, entitlements, permitting, product development and marketing.

Our third challenge is really one to our imagination, our creativity.

We must continue to think broadly about our land in an effort to find new products that will distinguish us from other developers and will provide the range of alternatives we think is so important.

At its most elemental, land is a commodity product. But, the better we understand our land – and the better we understand the hopes, the dreams and the needs of our potential customers – the better we are at shaping it and creating places that are the exact opposite of a commodity – special, true, unique.

Still No Ordinary JOE

I am now sure that JOE is a unique company – there is no one else like us.

No other real estate development company has a vast supply of high-quality, low-basis coastal land. No other company has demonstrated the commitment to protecting the environment and regional quality of life on the same scale as JOE.

Most importantly, no other real estate company has shown the imagination and creativity in thinking about every aspect of our business – from land analysis to product development to community development to regional planning.

At the end of the day, we remain "No Ordinary JOE" not because of our real property, but because of our intellectual property, our ability to create tremendous additional value through our imagination.

While it is likely that "location" will always be the most important factor in real estate, JOE is proving that there's a pretty strong case to be made for "imagination" too.

Sincerely,

Peter S. Rummell
Jacksonville, Florida
March 14, 2005



MEET JOE

JOE Owns Land. Lots of It.

More than 800,000 acres. More than any other private landowner in Florida, we believe.

The numbers are impressive: several miles of white-sand beach, hundreds of miles of waterfront, and hundreds of thousands of acres near the coast.

Most of JOE's land is in Florida's Panhandle, bought in the 1930s and '40s for only a few dollars an acre. For decades it was used to grow pine trees for a paper mill.

Now JOE is developing its land, intent on doing it right. JOE has the chance to avoid many of the problems that have plagued other parts of Florida through planning that carefully considers community and environmental impacts.

Because its large land holdings are mostly contiguous, JOE can think large-scale and plan long-term. Thoughtfully integrating neighborhoods, businesses and shopping Permanently protecting the most environmentally sensitive areas.

The bottom line? The quality and quantity of JOE's land holdings in Florida give JOE advantages other developers simply do not have.

If Florida is your kind of place, better get to know JOE.



ABOVE: *JOE owns approximately 352,000 acres within ten miles of Florida's coast.* • TOP LEFT: *JOE's land holdings include hundreds of miles of waterfront on bays, lakes, rivers and creeks.*

IF YOU DON'T KNOW JOE, YOU DON'T KNOW FLORIDA



Planning for RiverCamps on Sandy Creek, JOE's second RiverCamp, is underway.


GADSDEN
Quincy
Havana
LIBERTY
Tallahassee
LEON
WAKULLA
MADISON
JEFFERSON
TAYLOR
Ochlockonee River
St. Marks River
St. Marks National Wildlife Refuge
Apalachicola National Forest
Sopchoppy
LIBERTY
FRANKLIN
Tate's Hell State Forest
Apalachicola River
Piney Island
Apalachee Bay
St. James Island Visioning Area
Alligator Point
Carrabelle
Dog Island
Apalachicola
Apalachicola Bay
St. George Island
Refuge
32
33
34
35
36
37
31
30
29
St. Joe Holdings
St. James Island Visioning Area
West Bay
Public Ownership
The information shown on this map is believed to be accurate, but is not warranted or guaranteed and is subject to change without notice. Depictions are indicative for planning purposes only and are not to scale.
Dothan
Tallahassee
Jacksonville
Destin
Panama City Beach
Area shown
Approximately 175 miles
Orlando
Gulf Of Mexico
Fort Lauderdale
Miami
38
39
40
41
42
43
44
45
Park
33. Airport Commerce Park
34. SouthWood Village
35. SouthWood
36. SouthWood One
37. Walton Corners
38. Corporate Headquarters
39. St. Johns Golf & Country Club
40. RiverTown
rce Park
41. Victoria Park
42. Artisan Park at Celebration
43. Rivercrest
44. Perico Island
45. Paseos

"They have assets that can't be duplicated." - Michael Winer, Third Avenue Real Estate Value Fund, in "Lots of Value," *BARRON'S*, June 14.



OKALOOSA
WALTON
WASHINGTON
JACKSON
CALHOUN
BAY
GULF
To De Funiak Springs
Eglin Air Force Base
Choctawhatchee Bay
Choctawhatchee River
Pine Log State Forest
West Bay
Destin
Eden State Gardens
Grayton Beach State Recreation Area
Intracoastal Waterway
Gulf of Mexico
Panama City
Panama City Beach
East Bay
Tyndall Air Force Base
Wewahitchka
Mexico Beach
St. Joseph Bay
St. Joseph Peninsula
Port St. Joe
WEST BAY
West Bay Preservation Area
West Bay DSAP
Proposed Airport Site

1. WaterColor
2. WaterColor Crossings
3. WaterSound West Beach
4. WaterSound Beach
5. South Walton Commerce Park
6. Camp Creek Golf Club
7. Camp Creek Golf Cottages
8. WaterSound
9. East Lake Powell
10. WaveCrest
11. Beach Commerce Park
12. Pier Park
13. Palmetto Trace
14. Nautilus Court Commerce Park
15. West Bay DSAP
16. RiverCamps on Crooked Creek
17. Beckrich Office Park
18. Highland Commons
19. The Hammocks
20. Hawks Landing
21. Cedar Grove Commerce Park
22. RiverCamps on Sandy Creek
23. Mexico Beach
24. WindMark Beach
25. Port St. Joe M
26. Port St. Joe C
27. WaterMill
28. RiverSide at C
29. Timber Island
30. Cutter Ridge
31. SummerCamp
32. Hammock Cre



JOE KNOWS BABY BOOMERS

Millions of Them.

STRATEGY

Seventy-six million to be exact.

That's how many Baby Boomers will be passing through the prime, second/vacation home demographic over the next dozen or so years.

Many of these Boomers will be looking for their place in the sun (and near the water). Many will be looking in Florida. It's their favorite destination.

Just one problem. Most of the land along Florida's coast is already developed – or can't ever be developed. Turns out, JOE owns a significant percentage of the developable coastal land left in Florida.

JOE's ready to meet Baby Boomer demand. We already have land-use entitlements for nearly 30,000 units across Florida either in hand or in process. And the best is yet to come.

JOE is developing a wide variety of places; each designed to embrace its unique environment, each with its own distinctive personality and sense of place.

If you think you know Florida, better talk to JOE. You'll be surprised by the Florida you don't know.



RIGHT: *JOE is creating Artisan Park, one of the last remaining neighborhoods to be developed in Disney's Celebration.*

LEFT: *JOE's WoodLands provide the opportunity to enjoy rural life.*





WindMark Beach has been designed to capture the spirit of Old Florida.


FLORIDA STATE UNIVERSITY SCHOOLS

Left: *Students attend The Florida State University School, a public charter high school at SouthWood, in Tallahassee.*

Right: *For JOE, protecting the environment is a fundamental part of creating value for shareholders and Northwest Florida residents.*



South Walton County's Fire Department at WaterColor serves Seagrove Beach. Investing in civic infrastructure is an important part of place-making.





JOE THINKS LONG-TERM

We're Talking Decades.

PLANNING

JOE works to build lasting value.

When you own as much land in one place as JOE does, you figure out pretty quickly that today's project becomes tomorrow's neighbor. That the project you do today impacts your ability to create interesting places in the future.

JOE is an expert at large-scale land-use planning. Thinking decades ahead. Getting the infrastructure right. Protecting the environment. Ensuring compatible land-uses. And most importantly, protecting quality of life for the long-term.

JOE worked with local officials to develop a plan for West Bay near Panama City, where a proposed airport is being planned to anchor a regional employment center, and a planned conservation area would protect the bay nearby forever.

Elsewhere, JOE is working with community leaders in Franklin and Gulf Counties to plan for quality growth that respects local traditions and enriches the community.

If you believe in creating a legacy of value, JOE's your kind of company.



JOE MAKES PLACES

Authentic. Organic. Original.

PLACE-MAKING

Here's the thing about Baby Boomers.

They're healthy, they're wealthy, they appreciate quality, they demand high-environmental standards, and they dismiss anything that's not real. A fake place isn't going to cut it. That's where place-making comes in.

There's an art and a science to creating a "true place" – and JOE is an expert in that process. JOE focuses a lot of talent on creating:

1. PLACES TO LIVE
2. PLACES TO WORK
3. PLACES TO ESCAPE

It's a more challenging way to approach real estate development, but it's a sound business strategy. Over the years, people have voted with their wallets, spending more to live in places that have an authentic sense of place all their own.

JOE sets its towns apart through strength of vision, commitment to creativity and an artist's attention to detail.



RIGHT: *JOE Ranches will provide privacy and room to enjoy a range of outdoor pursuits.*

LEFT: *The Private Residence Club at WaterColor offers a flexible ownership option in the resort community.*





With the feel of a small Southern college town, SouthWood is generating increasing interest from transitioning Baby Boomers seeking a more laid-back lifestyle.

ELEVATING THE ART OF RESORT LIVING

With the development of WaterColor and WaterSound Beach, JOE has raised the bar for Gulf Coast resort towns. Though both have their own sense of place, they share many traits. Spectacular white-sand beaches. Coastal dune lakes. Distinctive architecture. World-class amenities. Thoughtful master plans.

Nearby, Camp Creek Golf Club has been recognized as one of Florida's finest.

At WindMark Beach in Port St. Joe, one of the Southeast's last major beachfront towns is emerging. A three-and-a-half-mile beach walk through restored dunes has been designed to connect residents to the Gulf.

By embracing the architecture and spirit of Old Florida, WindMark Beach is being designed to become a favorite family gathering place.



ABOVE: *WindMark Beach elevates "Old Florida" architecture to a new level while maintaining a casual, comfortable feel.* • TOP RIGHT: *WaterColor has become JOE's signature resort/residential community.*

"We traverse the country...and nowhere are there better quality developments than those brought to you by the conceptual wizards at St. Joe." – Richard C. Young, *Richard C. Young's INTELLIGENCE REPORT,®* July 2004





At WaterSound Beach, every path leads to the sea. The town's architecture and design has been inspired by traditional coastal fishing villages.

PLACES TO LIVE

relaxed, comfortable, unique



The new Private Residence Club at WaterColor provides a whole new way for owners to enjoy resort living.





ABOVE: *The relaxed Gulf Coast lifestyle has proven very appealing to Baby Boomers. JOE's projects are helping to change perceptions of the Florida Panhandle.* • TOP RIGHT: *WaterSound Beach's architecture combines the feel of a Northern fishing village with Southern coastal building traditions, creating a completely unique place.*

CREATING NEW PLACES TO ENJOY ON THE GULF COAST

Imagine your favorite beach house – but with much, much better service. And a gourmet restaurant.

The intimate, casual comfort of the WaterColor Inn has won praise from even the most discerning critics.

More importantly, the Inn has helped change perceptions of the Florida Panhandle, and introduced many real estate customers to the relaxed Gulf Coast lifestyle.

Also at WaterColor, the new Private Residence Club (PRC) has given owners a new way to enjoy resort living. As a fractional ownership program, PRCs provide many of the benefits of owning a second home without all of the responsibilities.

The PRC concept has proven so successful that JOE is looking at ways to offer similar products at other JOE towns and resorts.

"The St. Joe Company is uniquely positioned to profit from trends supporting ownership of second homes in the United States, in our view." – L. Todd Vencil, CFA, BB&T Capital Markets, August 18, 2004

DEFINING A BETTER PLACE TO CALL HOME

Single-family homes. Town homes. Condominiums. JOE's residential communities offer a full range of choices in many parts of Florida for anyone looking for a special place to call home.

All are designed with community in mind.

Many JOE towns include extraordinary amenities – "Art of Living" programs, award-winning golf courses, extensive walking and biking trails, community centers, along with commercial and retail centers.

And JOE towns are designed to exacting environmental standards, preserving green space, natural landscaping and regional character.

No matter what you're looking for in Florida, JOE has a place for you.



ABOVE: *JOE works to preserve green space and natural landscaping in its master plans. At SouthWood, nearly one-third of the community has been preserved as green space.* • TOP RIGHT: *JOE towns are designed to promote strong neighborhoods and communities.*

"*Southern Living* subscribers are looking for new ideas to improve the places they live and play. In our experience, JOE is committed to creative thinking and exceeding expectations."

– Richard P. Smyth, Jr., Vice President and Publisher, *Southern Living* Magazine, March 2005





OE has been very successful with Artisan ark, one of the last neighborhoods to be eveloped in Disney's Celebration.

productive, convenient, connected to your life


THE HOME DEPOT
11500

The Home Depot is one of the most recent national retailers to expand in Panama City Beach.


Pier Park



ABOVE: *JOE develops a full range of high-quality commercial office space, including new workspace for healthcare delivery.* • TOP RIGHT: *Simon Property Group's purchase of approximately 93 acres at Pier Park sent a strong message to commercial developers about Northwest Florida's future.*

PLACE-MAKING DRIVES COMMERCIAL DEVELOPMENT

Two things have caught the attention of national and regional commercial developers: improving demographics in Northwest Florida, and the success of JOE's towns, resorts and RiverCamps.

More rooftops and more prosperous households mean more commercial opportunities.

Today, JOE is working on a full range of commercial developments, from town centers to commercial centers to office parks.

Bay County has become a primary focus of JOE commercial development efforts. National companies like The Home Depot have expanded there, and other projects are in the pipeline.

JOE is working with Simon Property Group, one of the nation's leading retail developers, to create a regional shopping and entertainment destination at Pier Park.

And at West Bay, a major regional employment center is being planned around the proposed new airport.

"The Simon transaction, as well as other retail interest in the region, confirms that there is strong commercial demand momentum near JOE's booming residential developments."

– Karin A. Ford, Banc of America Securities, December 16, 2004

ATTRACTING NEW BUSINESSES, GROWING LOCAL BUSINESSES

JOE is helping to expand local economies by working with Florida's economic development professionals to bring new businesses to the state. JOE can provide relocating or expanding companies a full range of commercial real estate services.

On the local level, JOE has pioneered the development of a series of regional Northwest Florida commerce parks designed to help small businesses and new businesses grow. From South Walton County to Tallahassee, commerce parks are creating opportunities for local businesses.

And with the understanding that apartments and other rental housing developments play an important role in a region's economic vitality, JOE has been identifying commercial parcels in Northwest Florida to sell to national and regional multi-family developers.



JOE
THE ST. JOE COMPANY

ABOVE: *JOE's corporate headquarters in Jacksonville, Florida, is part of the company's expanding commercial real estate portfolio.* ◦ TOP RIGHT: *JOE's Northwest Florida commerce parks provide local businesses room to grow.*

"JOE has been a champion for quality economic development in Northwest Florida. We have just begun to see the benefits." – Ted Clem, Executive Director, Bay County Economic Development Alliance, March 2005


Rental

PLACES TO WORK

helping expand local economies



National and regional multi-family housing developers are increasingly interested in Northwest Florida.

PLACES TO ESCAPE

natural, secluded, protected forever





At RiverCamps on Crooked Creek, the CampMaster oversees special outdoor programs to help families experience the beauty of Northwest Florida.





ABOVE: *The RiverCamps* Southern Living *Idea House attracted 15,000 visitors and helped communicate the RiverCamps experience to a broad audience.* • TOP RIGHT: *RiverCamps on Sandy Creek in Bay County will extend the RiverCamps concept and embrace conservation as a core value.*

NEW WAYS TO LIVE CLOSER TO NATURE

RiverCamps on Crooked Creek has captured the imagination of Baby Boomers along with others older and younger seeking a refuge, a place to get away from it all.

In 2004, the *Southern Living* Idea House defined the RiverCamps experience – casual, comfortable luxury in a beautifully natural setting with a house that brings the outdoors inside.

The RiverCamps concept presents a new way of thinking about home. These low-density settlements are being designed on beautiful bays, rivers and creeks in Northwest Florida, as part of a permanent preservation area.

Owners will be able to take advantage of concierge services and RiverCamps' programs that include camping, hiking, fishing, kayaking, boating, bird watching – even a day at a nearby beach.

JOE has begun planning new RiverCamps, building on the success of this first groundbreaking effort.

"Too often, the development process destroys nature, but in creating RiverCamps, JOE has perfected gentle development, allowing people to live in harmony with the natural setting they came to enjoy." – Jan Gainer, Woman's Club of Panama City, March 2005



RURAL LAND FOR EVERY INTEREST

In developing the RiverCamps concept, JOE discovered significant demand for a wide range of personal places to escape, from one-acre home sites to much larger tracts in rural settings.

After a detailed analysis of the land and the potential market, JOE is creating new kinds of places to get closer to nature that include FarmSteads, Ranches and other rural settings to call home.

JOE's rural land is different from the Florida most people imagine. These new places will be set among Northwest Florida's rolling wooded hills and on coastal plains, often with ponds, streams, grass lakes or forests.

JOE can offer larger tracts of land, allowing owners to enjoy outdoor pursuits of every kind, in very private settings.



ABOVE: *Many of JOE's rural land parcels can include beautiful ponds and streams.* • TOP LEFT: *With thousands of rural acres available in Northwest Florida, JOE can provide the perfect place for a cabin in the woods.*

"We continue to be impressed by the creativity and environmental sensitivity in JOE's development efforts." – Paul D. Puryear, Raymond James & Associates, Inc., July 22, 2004

PLACES TO ESCAPE

well off the beaten path



JOE has large tracts of rural land available across the rolling wooded hills and coastal plains of Northwest Florida, perfect for almost any outdoor pursuit.

PLACES TO ESCAPE

protecting mother nature's best work





JOE has long recognized that protecting the environment is good business, creating lasting value for shareholders and the people of Northwest Florida.



ABOVE: *At WindMark Beach, JOE is restoring the dunes to their natural condition and building a three-and-a-half-mile beach walk, with several public access points.* • TOP LEFT: *JOE has become one of Florida's leading conservationists, helping to protect 250 square miles since 1997.*

PRESERVING SPECIAL PLACES FOR GENERATIONS TO COME

JOE has long recognized that preserving environmentally sensitive lands today will create lasting value for shareholders and the people who call Northwest Florida home.

Today JOE's conservation efforts take many forms, but the goal is clear: to preserve the best of Florida for future generations to enjoy.

Since 1997, JOE has moved approximately 160,000 acres – 250 square miles – to conservation status, becoming one of Florida's leading conservationists.

JOE continues to exceed state environmental standards in the places it develops, preserving a significant percentage of nearly every one of its towns and resorts as green space. And with its RiverCamps product, JOE has defined a new approach to conservation.

And JOE is also working closely with state regulators and environmentalists to identify new, progressive ways to permanently protect the best Florida has to offer.

"I've had the privilege of enjoying the natural beauty of West Bay most of my life. Now, thanks to JOE's preservation efforts, I'll be able to share the wonders of this bay and its creeks and woods with my children and grandchildren. That is a wonderful gift."

– The Honorable Lee Sullivan, Mayor of Panama City Beach, Florida, March 2005



AND JOE IS JUST GETTING STARTED

JOE's first-generation projects are setting new standards for master planned towns and resorts. Soon, several significant next generation projects are expected to enter the pipeline, designed and planned to raise that standard further and create value for many years to come.

For example, in Bay County, efforts to relocate the Panama City-Bay County International Airport continue to move forward. This proposed new airport would anchor West Bay, a 74,000-acre planning area. The Federal Aviation Administration has announced it expects to issue its Record of Decision regarding the airport relocation by the end of 2005.

While there are many steps remaining before construction can begin, plans for the area include commercial, industrial, retail and residential development.

In Franklin County, south of Tallahassee, SummerCamp is eagerly anticipated. With entitlements for 499 units on 782 acres, this Gulf Coast resort includes more than four miles of waterfront.



ABOVE: PORT ST. JOE – *JOE has begun working with Gulf County officials and citizens on an exciting new extension and reimagining of downtown Port St. Joe. The project has been conceived to link the existing downtown to the harbor.* • TOP LEFT: SOUTHWOOD TOWN CENTER – *At SouthWood, a vibrant new town center is taking shape, bringing new retail and commercial opportunities.*

"With the continued development and maturation of the infrastructure in Northwest Florida and particularly along the coastline, we expect significant growth over the next five years for St. Joe's residential development operations." – James F. Wilson, CFA, JMP Securities, February 3, 2005

JOE HAS NEARLY 30,000 UNITS ENTITLED OR IN VARIOUS STAGES OF THE LAND-USE ENTITLEMENTS PROCESS IN A VARIETY OF MARKETS ACROSS FLORIDA

Summary of Land-Use Entitlements.[1] JOE Residential, Resort and RiverCamps Projects in Florida (December 31, 2004)

Project	County	Total Project Acres	Maximum Project Units[1]	Units Sold or Under Contract
Artisan Park[2]	Osceola	160	616	309
Camp Creek Golf Cottages	Walton	10	50	0
Cutter Ridge	Franklin	10	24	0
East Lake Powell	Bay	181	360	0
Hawks Landing	Bay	88	167	0
Palmetto Trace	Bay	138	480	298
Paseos[2]	Palm Beach	175	325	322
Perico Island[3]	Manatee	352	686	0
Pier Park (Residential)	Bay	10	125	0
RiverCamps on Crooked Creek	Bay	1,500	450	41
RiverCamps on Sandy Creek	Bay	6,000	600	0
Rivercrest[2]	Hillsborough	413	1,300	1,085
RiverSide at Chipola	Calhoun	271	10	0
RiverTown	St. Johns	4,170	4,500	23
SouthWood	Leon	3,770	4,770	858
St. Johns Golf & Country Club	St. Johns	820	799	664
SummerCamp	Franklin	782	499	0
The Hammocks	Bay	143	457	383
Timber Island[4]	Franklin	49	400	0
Victoria Park	Volusia	1,859	4,000	683
Walton Corners	Leon	60	33	0
WaterColor	Walton	499	1,140	813
WaterMill	Gulf	94	120	0
WaterSound Beach	Walton	256	499	362
WaterSound Phase I	Walton	506	487	0
WaterSound West Beach	Walton	62	197	0
WaveCrest	Bay	7	95	0
West Bay DSAP Phase I	Bay	4,234	685	0
WindMark Beach	Gulf	2,080	1,662	104
TOTAL[5]		**28,699**	**25,536**	**5,945**

[1] A project is deemed land-use entitled when all major discretionary governmental land-use approvals have been received. Some of these projects may require additional permits for development and/or build-out; they also may be subject to legal challenge. Maximum project units represent the number of units entitled. The actual number of units to be constructed at full build-out may be lower than the number entitled.
[2] Paseos and Rivercrest are each 50 percent owned by JOE. Artisan Park is 74 percent owned by JOE.
[3] JOE has an option to purchase the land for this project.
[4] Timber Island land-use entitlements are approved for hotel or other transient uses (including units held with fractional ownership such as Private Residence Clubs) and include 480 wet/dry marina slips.
[5] James Island and Hampton Park are not included in this table since only 4 units remain to be sold, including 3 models.

Summary of Land-Use Entitlements in Process.[1] JOE Residential, Resort and RiverCamps Projects in Florida (December 31, 2004)

Project	County	Total Project Acres	Estimated Maximum Project Units[2]
Cutter Ridge Future Phases	Franklin	10	30
Port St. Joe Millsite[3]	Gulf	126	600
WaterSound Next Phase	Walton	900+	573
St. James Island[4]	Franklin	8,020	3,566
West Bay DSAP Phases II and III	Bay	6,789	5,157
TOTAL		**15,845+**	**9,926**

[1] All developments listed are in the preliminary planning process and have significant land-use entitlement steps remaining that could affect timing, scale and viability. There can be no assurance that these entitlements will ultimately be received. No RiverCamps projects were in the land-use entitlements process as of December 31, 2004.
[2] The actual number of units to be constructed at full build-out may be lower than the number ultimately entitled.
[3] JOE owns 50 percent of a joint venture that owns the Port St. Joe Millsite.
[4] As shown on the proposed Franklin County St. James Island Future Land-Use Map Amendments.

mmunities where we do business. Today, JOE's strategic planning process is looking well f life. Looking ahead, we believe the best is yet to come.



In Bradenton, Florida, JOE received land-use approvals for Perico Island, a 686-unit waterfront condominium community that has been designed to meet exacting environmental standards.

Now, with a significant inventory of land-use entitlements in hand, JOE has begun planning the projects that will deliver shareholder value 10 to 20 years from now.



ABOVE: WINDMARK BEACH – *A major expansion of WindMark Beach in Gulf County is about to begin. Plans include 1,662 units on 2,080 acres and a three-and-a-half-mile public beachfront trail system. No residential development is planned seaward of the BeachWalk, and JOE intends to provide public access points and beach parking.*

RIGHT: RIVERTOWN – *Located in St. Johns County approximately 30 miles south of Jacksonville, RiverTown is being planned for 4,500 units on 4,170 acres. The development is situated on a four-and-a-half-mile stretch of the St. Johns River, convenient to I-95.*



JOE has earned a reputation for delivering value – both to shareholders and to th
into the future, creating a pipeline of value while working to protect Florida's quali



Located on approximately 1,406-acres between U.S. 98 and the Intracoastal Waterway in Walton County, WaterSound is being planned as a very special resort town. The development is in the process of obtaining land-use entitlements for 1,060 units.



PETER RUMMELL
Chairman
and Chief Executive Officer



KEVIN TWOMEY
President
and Chief Operating Officer

WHO IS JOE? *When JOE began its transformation in 1997 from papermaker to place-maker, the first priority was to assemble the most talented team in the real estate business. Fast forward to 2005, JOE's management team now has extraordinary depth and breadth of experience in every critical skill necessary to plan, create, entitle and deliver true places and shareholder value.*



BRITT GREENE
President
St. Joe Towns & Resorts



TONY CORRIGGIO
Chief Financial Officer



CHRIS MARX
General Counsel
and Corporate Secretary



EVERITT DREW
President
St. Joe Land Company



CLAY SMALLWOOD
President
St. Joe Timberland Company



PETCH GIBBONS
President
Advantis Real Estate Services



CHRIS CORR
Senior Vice President
Strategic Planning



MIKE REGAN
Senior Vice President
Finance and Planning

"JOE's senior management has assembled a pool of talent and depth at the organization that together yield new innovative ideas and entitlements for the land – constantly adding significant additional value for its holdings." – Sheila K. McGrath, Advest, Inc., January 14, 2005


RACHELLE GOTTLIEB
Senior Vice President
Human Resources


JERRY RAY
Senior Vice President
Corporate Communications


MIKE REININGER
Senior Vice President
Creative Services


STEVE SOLOMON
Senior Vice President
Treasurer


JANNA CONNOLLY
Vice President
Controller


JEFF GOTTLIEB
Vice President
Tax


LIZ PIERCE
Vice President
Information Services


STEVE SWARTZ
Vice President
Investor Relations


DAVE TILLIS
Vice President
Regulatory Affairs


BRIAN YABLONSKI
Vice President
Public Affairs

St. Joe's Common Stock Performance

St. Joe had approximately 77,000 beneficial shareholders as of March 9, 2005. The Company's Common Stock is quoted on the New York Stock Exchange (NYSE) Composite Transactions Tape under the symbol "JOE."

The range of high and low sales prices for the Common Stock as reported on the NYSE Composite Transactions Tape for the periods indicated is set forth below:

	2004		2003	
COMMON STOCK PRICE	HIGH	LOW	HIGH	LOW
First Quarter	$ 41.99	$ 36.39	$ 30.74	$ 26.19
Second Quarter	42.27	35.06	31.58	27.04
Third Quarter	49.08	39.38	35.01	31.01
Fourth Quarter	64.75	46.97	38.60	32.05

Summary Balance Sheet (dollars in millions)

YEAR ENDED DECEMBER 31,	2004	2003	2002
Assets			
Investments in real estate	$ 942.6	$ 886.1	$ 806.7
Cash, cash equivalents, marketable securities and short-term investments	94.9	58.0	74.4
Prepaid pension asset	94.1	91.8	91.0
Property, plant and equipment	33.6	36.3	42.9
Other assets	238.4	203.5	154.9
Total assets	$ 1,403.6	$ 1,275.7	$ 1,169.9
Liabilities and Stockholders' Equity			
Debt	$ 421.1	$ 382.2	$ 320.9
Accounts payable, accrued liabilities	212.3	165.8	151.2
Deferred income taxes	264.4	232.2	212.0
Total liabilities	897.8	780.2	684.1
Minority interest	10.4	8.2	5.7
Total stockholders' equity	495.4	487.3	480.1
Total liabilities and stockholders' equity	$ 1,403.6	$ 1,275.7	$ 1,169.9

Summary Cash Flow (dollars in millions)

YEAR ENDED DECEMBER 31,	2004	2003	2002
Cash and equivalents, beginning of year	$ 57.4	$ 73.3	$ 40.9
Net cash provided by operating activities	135.8	117.8	106.2
Net cash (used in) provided by investing activities	(36.2)	(116.5)	49.0
Net cash used in financing activities	(62.2)	(17.2)	(122.8)
Cash and equivalents, end of year	$ 94.8	$ 57.4	$ 73.3

Statements of Income (dollars in millions, except per share amounts)

Year ended December 31,	2004	2003	2002
Revenues:			
Real estate sales	$ 734.3	$ 592.2	$ 484.0
Realty revenues	98.1	62.5	58.5
Timber sales	35.2	36.6	40.7
Rental revenues	40.5	31.0	24.2
Other revenues	43.4	28.5	19.0
Total revenues	951.5	750.8	626.4
Expenses:			
Cost of real estate sales	484.7	353.2	290.8
Cost of realty revenues	63.9	36.2	33.2
Cost of timber sales	21.8	24.2	28.9
Cost of rental revenues	15.9	14.1	11.2
Cost of other revenues	37.6	27.2	23.1
Other operating expenses	102.2	91.6	84.1
Corporate expense, net	43.8	34.5	27.5
Depreciation and amortization	35.1	28.4	20.1
Impairment losses	2.0	14.4	–
Total expenses	807.0	623.8	518.9
Operating profit	144.5	127.0	107.5
Other income (expense)	(9.2)	(6.9)	122.0
Income from continuing operations before equity in income (loss) of unconsolidated affiliates, income taxes and minority interest	135.3	120.1	229.5
Equity in income (loss) of unconsolidated affiliates	5.6	(2.2)	11.0
Income tax expense	(53.2)	(42.2)	(89.0)
Minority interest	(2.6)	(0.6)	(1.3)
Discontinued operations	5.0	0.8	24.2
Net income	$ 90.1	$ 75.9	$ 174.4
Net income per diluted share	$ 1.17	$ 0.98	$ 2.14
Weighted average diluted shares outstanding	76,908,300	77,825,790	81,340,615

Operating Revenues by Segment (dollars in millions)

YEAR ENDED DECEMBER 31,		2004		2003		2002
Towns & Resorts development	$	**617.6**	$	494.9	$	386.7
Commercial real estate development and services		**226.7**		120.1		111.2
Land sales		**72.1**		99.2		84.0
Forestry		**35.1**		36.6		41.2
Corporate and other		**–**		–		3.3
Total revenues	$	**951.5**	$	750.8	$	626.4

Segment Income From Continuing Operations Before Equity in Income (Loss) of Unconsolidated Affiliates, Income Taxes and Minority Interest (dollars in millions)

YEAR ENDED DECEMBER 31,		2004		2003		2002
Towns & Resorts development	$	**99.9**	$	80.6	$	60.8
Commercial real estate development and services		**23.0**		(4.7)		1.4
Land sales		**57.2**		78.5		68.1
Forestry		**9.1**		8.1		8.0
Corporate and other		**(53.9)**		(42.5)		91.3
Income from continuing operations before equity in income (loss) of unconsolidated affiliates, income taxes and minority interest	$	**135.3**	$	120.0	$	229.6

Forward-Looking Statements

We have made forward-looking statements in this Annual Report. The Private Securities Litigation Reform Act of 1995 provides a safe-harbor for forward-looking information to encourage companies to provide prospective information about themselves without fear of litigation so long as that information is identified as forward-looking and is accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ, possibly materially, from those in the information. Any statements in this Annual Report that are not historical facts are forward-looking statements. You can find in this Annual Report many of these forward-looking statements by looking for words such as "intend," "anticipate," "believe," "estimate," "expect," "plan" or similar expressions.

Forward-looking statements are not guarantees of performance. You are cautioned not to place undue reliance on any of these forward-looking statements, which speak only as of the date made. We undertake no obligation to publicly update or revise any forward-looking statement. Forward-looking statements are subject to numerous assumptions, risks and uncertainties. Risk factors that may cause the actual results to differ from those contemplated by forward-looking statements are described in our Annual Report on Form 10-K for the year ended December 31, 2004.

Footnote for Pages 1 and 3

*The Company calculates the total return of its common stock incorporating the reinvestment of dividends and distributions. On October 9, 2000 the Company distributed to its shareholders the Company's equity interest in Florida East Coast Industries, Inc. (FECI). The Company calculates total shareholder return as if recipients of the spun-off FECI equity interest sold the FECI stock received on the day of receipt (at the closing price on that date) and reinvested the proceeds from the sale into the Company's common stock on the same day (again, at the closing price on that date).



PETER S. RUMMELL
Chairman and
Chief Executive Officer
The St. Joe Company



MICHAEL L. AINSLIE
Retired President,
Chief Executive Officer and Director
Sotheby's Holdings



HUGH M. DURDEN
Chairman of the Board of Trustees
The Alfred I. duPont Testamentary Trust



DR. ADAM W. HERBERT, JR.
President
Indiana University



DELORES M. KESLER
Chairman
ATS Services, Inc.
Chairman and CEO
Adium, LLC



JOHN S. LORD
Retired President
Bank of America – Central Florida



WALTER L. REVELL
Chairman and
Chief Executive Officer
Revell Investments International, Inc.



WILLIAM H. WALTON, III
Managing Member
Rockpoint Group, LLC
Managing Principal
Westbrook Real Estate Partners, LLC

Management Certification
During 2004, Peter Rummell, our Chairman and Chief Executive Officer, executed the annual CEO certification required by Section 303A.12(a) of the New York Stock Exchange Manual. In addition, Mr. Rummell and Kevin Twomey, our President, Chief Operating Officer and, at the time of signing, our Chief Financial Officer, executed the certifications required by Section 302 of the Sarbanes-Oxley Act of 2002, which are filed as exhibits to our Annual Report on Form 10-K for the year ended December 31, 2004.

How to Contact The St. Joe Company Board of Directors
By mail:
The St. Joe Company Board of Directors
The St. Joe Company
245 Riverside Avenue
Suite 500
Jacksonville, FL 32202

By phone:
800.571.4840 or
904.301.4272

By e-mail:
directors@joe.com

Audit Committee
Walter L. Revell,* Chairman
Delores M. Kesler
William H. Walton, III

* *Designated Financial Expert*

Compensation Committee
Michael L. Ainslie, Chairman
Hugh M. Durden
Delores M. Kesler
John S. Lord

Governance and Nominating Committee
Hugh M. Durden, Chairman
Michael L. Ainslie
Dr. Adam W. Herbert, Jr.
Walter L. Revell

Finance Committee
John S. Lord, Chairman
Dr. Adam W. Herbert, Jr.
William H. Walton, III

Listing
New York Stock Exchange: JOE

Principal Executive Office
245 Riverside Avenue
Suite 500
Jacksonville, FL 32202

Internet
www.joe.com

Number of Full-Time Employees
As of December 31, 2004: 1,603

10-K Report
A copy of the Company's Annual Report on Form 10-K for the year ended December 31, 2004 filed with the Securities and Exchange Commission accompanies this Annual Report. You should refer to the Form 10-K for important information about the Company. Additional copies of the Form 10-K are available to shareholders without charge upon written request to:

Stephen A. Swartz
Vice President
Investor Relations
The St. Joe Company
245 Riverside Avenue
Suite 500
Jacksonville, FL 32202

Transfer Agent and Registrar
Wachovia Bank, N. A.
Shareholder Services Group
1525 West W.T. Harris Blvd. 3C3
Charlotte, NC 28288-1153
800.829.8432

Independent Auditors
KPMG LLP
One Independent Drive, Suite 2700
Jacksonville, FL 32202

Annual Meeting
The Annual Meeting of Shareholders will be held on Tuesday, May 17, 2005 at 10 a.m. in the Riverfront Conference Room of 245 Riverside Avenue, Jacksonville, FL.
Phone: 904.301.4200

Media Relations Contact
Jerry M. Ray
Senior Vice President
Corporate Communications
Phone: 904.301.4430
E-mail: jray@joe.com

Investor Relations Contact
Stephen A. Swartz
Vice President
Investor Relations
Phone: 904.301.4347
Toll-free: 866.NYSE.JOE
E-mail: sswartz@joe.com

Design: Deep Design - Atlanta, GA • Printing: Hennegan - Florence, KY • Principal Photography: Ralph Daniel - Atlanta, GA • Management and Board of Director Portraits: Kelly LaDuke - Jacksonville, FL • Nature Shot, page 13: Gary McElwee - Jacksonville, FL • St. Joe Building, page 24: Paul Warchol - New York, NY.

In 1999, JOE founded The St. Joe Community Foundation, a not-for-profit organization dedicated to improving the quality of life in Northwest Florida. The Foundation makes community investments to help improve the region's education system, health care, arts and culture, and parks and recreation. The Foundation is funded by a transfer fee on properties sold in select JOE communities in Walton, Bay, Gulf and Franklin Counties. For more information about the mission of this important, innovative organization, visit www.stjcf.com.



"The Panhandle probably is the last, best development opportunity remaining in the entire country."

— PricewaterhouseCoopers, "Markets to Watch," *Emerging Trends in Real Estate® 2005*



ST JOE

245 Riverside Avenue · Suite 500 · Jacksonville, FL 32202 · 904.301.4200 · Web site: www.joe.com · e-mail: info@joe.com